September 17, 2012

FILED BY EDGAR

Ms. Jennifer Fugario

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Fugario:

This will confirm our telephone conversation of September 14, 2012 in which we advised you that we were in receipt of the Staff’s letter of September 7, 2012 with respect to your review of Medidata Solutions, Inc.’s Annual Report on Form 10-K for the year ended December, 2011 and that you agreed to extend the time for us to furnish our responses to the Staff’s comments until September 28, 2012.

Thank you for your consideration.

Very truly yours.

/s/ Cory Douglas

Cory Douglas

Chief Financial Officer

Medidata Solutions Worldwide 79 Fifth Avenue, 8th Floor, New York, NY 10003 USA

p +1 212 918 1800   f +1 212 918 1818   www.mdsol.com